U. S. Securities and Exchange Commission
                             Washington, D.C. 20549


                                 Form 10-SB/A-3


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                           Magic Communications, Inc.
                           --------------------------
                 (Name of Small Business Issuer in its charter)


        Delaware                                       13-3926203
------------------------------              ---------------------------------
(State or other jurisdiction of            (I.R.S. Employer Identification No.)
incorporation or organization)


5 West Main Street, Elmsford, New York                     10523
--------------------------------------                  -----------
(Address of principal executive offices)                 (Zip Code)


                     Issuer's telephone number: 914-345-0800


Securities to be registered under Section 12(b) of the Act:

Title of each class to be registered        Name of each exchange on which each
                                                 class is to be registered

------------------------------------        ------------------------------------
         Not Applicable                                Not Applicable

Securities to be registered under Section 12(g) of the Act:

Common Stock, par value $.0001 per share
(Title of Class)

                           FORWARD LOOKING STATEMENTS


THIS FORM 10-SB12G AND OTHER STATEMENTS ISSUED OR MADE FROM TIME TO TIME BY MAGIC COMMUNICATIONS, INC. (HEREINAFTER REFERRED TO AS MAGICCOMM AND/OR THE "COMPANY") OR ITS REPRESENTATIVES CONTAIN STATEMENTS WHICH MAY CONSTITUTE "FORWARD-LOOKING STATEMENTS" THOSE FORWARD LOOKING STATEMENTS INCLUDE STATEMENTS REGARDING THE INTENT, BELIEF OR CURRENT EXPECTATIONS OF MAGICCOMM AND MEMBERS OF ITS MANAGEMENT TEAM AS WELL AS THE ASSUMPTIONS ON WHICH SUCH STATEMENTS ARE BASED. READERS OF THIS DOCUMENT AND PROSPECTIVE PURCHASERS OF THE COMPANY'S SECURITIES ARE CAUTIONED THAT ANY SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD-LOOKING STATEMENTS. IMPORTANT FACTORS CURRENTLY KNOWN TO MANAGEMENT THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN FORWARD-LOOKING STATEMENTS FOR THE REASONS SET FORTH IN "RISK FACTORS".. THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE OR REVISE FORWARD-LOOKING STATEMENTS TO REFLECT CHANGED ASSUMPTIONS, THE OCCURRENCE OF UNANTICIPATED EVENTS OR CHANGES TO FUTURE OPERATING RESULTS OVER TIME.



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



RISK FACTORS

1.       Control by Principal Shareholders, Officers and Directors


The Company's principal shareholders, officers and directors will beneficially own approximately twenty nine (29%) percent of the Company's Common Stock. As a result, such persons may have the ability to control the Company and direct its affairs and business. Such concentration of ownership may also have the effect of delaying, deferring or preventing change in control of the Company. See "Principal Stockholders."


2.       Limited Working Capital, Need for Investment

As of September 30, 2002, the Company had $11,864 in current assets and $85,208 in current liabilities for current asset deficit of ($73,344). During October, 2002, in an effort to make it more attractive to potential investors, the Company reincorporated in Delaware and increased the number of shares which it is authorized to issue from 200 shares without par value to 50,000,000 shares of Common Stock, par value $.0001 per share and 1,000,000 shares of undesignated preferred stock, par value $.0001 per share. The Company is also voluntarily registering its common stock under the Securities Exchange Act of 1934, as amended, in order to make the Company more attractive to potential investors. However, no assurance can be given that the Company's efforts to restructure itself will allow it to raise sufficient funds to expand its operations.

3.       Questionable Market


The Company has been engaged since June 1997 in the business of marketing pay telephones to location operators such as stores and shopping malls. As widely reported in the media,, pay phone (land phone) usage has decreased in recent years due to the widespread and increased usage of cellular phones. Until recently pay phones were generally owned by the local or regional telephone companies and there were no businesses such as the Company's. One may conclude that the business opportunity that is presented by the Company's business has been abandoned to it by the telephone companies because they have concluded that the economic returns that are offered in the Company's market do not justify the costs. This would raise serious questions as to whether the Company can operate profitably.


4. Reliance on a Limited Number of Phone Service Providers - Availability of Pay Phones


The Company's pay phones are provided through a limited number of manufacturers and are configured for use with a particular phone service provider's long distance service. The Company's rate sharing arrangements with long distance service providers are responsible for a significant portion of its revenues. If the Company's current long distance service provider, Qwest, were to cease offering rate sharing agreements to the Company or were to materially alter its terms, the Company would be required to find a new long distance provider. No assurance is given that it could do so on acceptable or on any terms. The Company believes that the name recognition and reputation of Qwest is an

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important part of its marketing strategy and any substitute provider might not give the Company those advantages. Furthermore, if the Company were to report large profits, Qwest may review the Company's reports as filed with the Securities and Exchange Commission and determine to change the Company's pricing terms in a way that would reduce the Company's profit. In addition, manufacturers of pay phones may go out of business or cease to offer phones to the Company at historical price levels. Any of these developments would adversely effect the Company's ability to operate.


5.       Regulation of Penny Stocks


The Company's securities, if and when available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefore.


In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, and 15g-7 under the Securities Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of owners of Shares to sell the securities of the Company in any market that might develop for them.

Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker- dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses.

6.       Intense Competition

The Company is offering pay phones to retail locations. The Company's operations face competition from both local and regional carriers as well as other independent coin phone operators. In another sense, private land line telephones in houses and business as well as cellular phones compete with the Company's

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offerings. Many of the companies competing with the Company have substantial resources in terms of manpower and finances while others offer technologies which the Company does not offer.

7.       Regulated Industry

Despite the deregulation trend of the 1980's and 1990's the telecommunications industry remains subject to regulation by the Federal and State governments. While the Company believes that it complies with all existing regulations, these regulations could be altered or new ones could be enacted that have an adverse effect on the Company's business.


8.       Dependence upon Management; Limited Participation of Management


The Company currently has four individuals who are serving as its officers and directors and its success will be largely dependant on the efforts of these individuals.


9.       Lack of Continuity in Management

The Company does not have an employment agreement with any of its officers and directors, and as a result, there is no assurance that they will continue to manage the Company in the future. A decision to resign by any officer or director can occur without the vote or consent of the stockholders of the Company.

10.      Indemnification of Officers and Directors


The Company's Articles of Incorporation and applicable Delaware Law provide for the indemnification of its directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay the Company therefore if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company which it will be unable to recoup.


11.      Director's Liability Limited

         The Company's Articles of Incorporation exclude personal liability of its directors to the Company and its stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, the Company will have a much more limited right of action against its directors than otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws.

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12.      No Foreseeable Dividends

The Company has not paid dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future. Accordingly, any return to investors in the Company's stock would only occur if the Company were successful in initiating a trading market. The Company may not ever be successful in initiating a trading market for the common stock.

13.      No Public Market Exists

There is no public market for the Company's common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

14.      Rule 144 Sales

All of the outstanding shares of Common Stock held by present stockholders are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended.

As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for a prescribed period may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or, if applicable, the alternative of the average weekly trading volume during the four calendar weeks prior to the filing of a Form 144 with the Securities and Exchange Commission. This alternative is not available to Company shareholders and will remain unavailable even if Company shares are quoted on the OTCBB because the OTCBB is not an "automated quotation system" and accordingly market based volume limitations are not available for securities quoted only over the OTCBB. As a result of revisions to Rule 144 which became effective on or about April 29, 1997, there is no limit on the amount of restricted securities that may be sold by a non-affiliate after the restricted securities have been held by the owner for a period of two years. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registrations of shares of Common Stock of present stockholders, may have a depressive effect upon the price of the Common Stock in any market that may develop. All of the total 2,500,000 shares of common stock held by present stockholders of the Company which were, for purposes of Rule 144, issued more than one year ago are presently available for resales under Rule 144.

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15.      Blue Sky Considerations

Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one.


16. Individual Shareholder Income Tax Responsibility Until Termination of Company's "S" Corporation Status

Until November 2002, the Company was an "S" Corporation and accordingly, while it was not required to pay any federal or state income taxes, such taxes were the responsibility of the individual shareholders. While "S" Corporation status terminated in November 2002, individual shareholder responsibility for income taxes prior to such date remain.

17.      Independent Auditors' "Going Concern" Opinion

The auditors' opinion to our financial statements indicates that it was prepared on the assumption that we continue as a going concern. Nevertheless, our independent auditor believes there is "substantial doubt" that we will be able to continue as a going concern. See "Independent Auditors' Report" on page F-1. The auditor notes that we are dependent upon the Company's ability to generate a revenue stream to meet its future financing requirements. We believe we are taking the steps necessary towards developing and implementing our business plan and are working towards generating sufficient levels of revenue to finance operations that will lead to the elimination of such qualification from our audited statements. However, we might never achieve profitability or generate or sustain a revenue stream in the future. If we were to cease to be a "going concern" our assets would be written down from the values currently shown in our financial statements.


                                     PART I

ITEM I.  DESCRIPTION OF BUSINESS

General


The Company was originally formed as a New York corporation on January 16, 1997 (and reincorporated as a Delaware corporation in November 2002) for the purpose of offering Internet kiosks where the public could access the Internet for a fee. The internet Kiosks business proposals remain in their embryonic and developmental stages, have not been activated and the Company has no current plans to further pursue such activities. Since June 1997 the Company has engaged in the business of contracting with various locations such as malls, gas stations, stores and office buildings to install pay phones that are an

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alternative to those provided by the primary local service provider (Verizon).
The Company places its phones by offering larger payments to the store owner or property owner than Verizon pays to retail location operators. The Company realizes net revenues through the difference between what is in the coin box when it is emptied and what it must pay to the property owner, Verizon and long distance and local service providers as well as payments from others for toll free calls. The Company's net revenues are principally comprised of: (i) the difference between what the Company charges for local calls ($.25 in New York and $.35 in New Jersey and Pennsylvania for a three minute call) and the $.042 that the Company pays to Verizon for each three (3) minute call; (ii) the difference between the fixed rate per call that the Company pays to Qwest for each long distance call and the rates which the Company charges for long distance calls (as established by the Company); (iii)a commission of 50% paid by Qwest (long distance carrier) on operator assisted services, such as collect, reverse charges or credit card long distance calls made on the Company's phones; and (iv) a payment of $.249 on each toll-free (800) call from Company phones by major long distance carriers, such as: AT&T, MCI, Qwest, Sprint, etc., through a contract with a call aggregator, Private Payphone Owners' Network ("PPON") which computes all toll free calls made from Company phones and pays the Company directly. The Company's expenses include the marketing expense to place telephones, the cost of the phones and phone maintenance. The Company does not have a written agreement with Verizon, but has a written agreement with Qwest as well as the aggregator (PPON). Copies of such written Agreements are annexed hereto as Exhibits 99.01 and 99.02.

As of September 30, 2002, the Company had approximately 150 pay phones placed in locations in New York, New Jersey and Pennsylvania. These phones are marketed through the Company's own employees, principally the Company's President, through word-of-mouth. The Company hopes to raise funds through a private equity offering to be able to increase its marketing effort so that it will have a sufficient number of phones in operation to be able to earn a profit. No assurance is given that the Company can accomplish this objective. The Company is filing this Registration Statement because Management believes that as a reporting Company with the potential of trading on the NASD Electronic Bulletin Board ("OTCBB") or on the proposed BBX market, the Company will be better able to attract investment capital. No assurance is given that investment capital can be raised. The BBX is a proposed new marketplace that will eventually take the place of the OTCBB. The BBX will have qualitative listing standards (such as minimum number of stockholders), but will have no minimum share price, market capitalization, or shareholder equity requirements. In addition, the BBX will have an electronic trading system to allow order negotiation and automatic execution. The new system is intended to bring increased speed and reliability to trade executions, as well as improve the overall transparency of the marketplace. A date has yet been set for commencement of BBX operations nor has a specific date been set by it for acceptance of applications

The Company currently purchases its phones from North Atlantic Marketing and during the nine (9) month period ended September 30, 2002 purchased 20 telephones. The price for phones in the twelve month period ending September 30, 2002 averaged $ 1,200 for each individual telephone, which comprises: (i) the purchase price from independent suppliers for all hardware; and (ii) wall installation, but does not include wiring which is done by Verizon. In addition,

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the Company arranges for the installation of the phones at the customers' place of business and pays Verizon to connect the wires to the phones. The Company's marketing is conducted primarily through the personal effects of its President and through "word of mouth" in order to obtain customer leads.


Competition

The Company expects to encounter substantial competition in its efforts to locate pay telephones from both the local telephone company (Verizon) and from other pay phone operators such as the Company. Many of these entities have greater experience, resources and managerial capabilities than the Company. The Company intends to compete primarily on the terms that it offers to location owners. The Company's ability to place phones and the revenues derived from each phone may be impaired by a general perception on the part of many consumers that independent coin phone companies, such as the Company, charge higher rates to consumers. The Company does not believe that this perception is accurate as to the services that it provides.

Employees


The Company currently has 1 full time employee and 2 part time employees. Its full time employee is engaged in sales and marketing and a service technician as well as the Company's Secretary are employed part time. The Company's employees do not have any collective bargaining agreement and management believes that the Company's relations with its employees are satisfactory.


Recent Reorganization


During November, 2002, the Company effected a reincorporation merger to change its state of incorporation from New York to Delaware. In connection with the reincorporation, each outstanding share of the New York predecessor corporation which was merged with and into the Company, was changed by operation of law and as provided in Section 2.4.1 in the Agreement and Plan of Merger (the "Plan") into 2,500,000 shares of the Company. The Plan is filed as Exhibit 3(d) to this Registration Statement. The Company effected the reincorporation merger because management believes that Delaware corporations are more attractive to potential investors. Under New York law, officers, directors and the ten largest shareholders of a corporation are personally liable for employee wages.


ITEM II. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

Year ended December 31, 2000 vs. Year ended December 31, 2001


Sales decreased in volume with prices staying the same from $162,820 in the year ended December 31, 2000 to $122,787 in the year ended December 31, 2001 due, in the opinion of management to increased use of cellular phones as widely reported in the media^ Operating expenses increased from $164,095 or 101% of sales to

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$166,194 or 135% of sales. The increase of operating expenses as a percentage of sales was due to the following items: (i) an increase in depreciation of $5,521 from $28,075 in 2000 to $33,596 in 2001; (ii) an increase in salaries from raises to employees of $14,629 from $43,821 in 2000 to $58,450 in 2001; (iii) an increase in lease payments for phone equipment (leases expired in March 2002) of $4,367 from 2000 to 2001; offset by (iv) a decrease in professional fees of $9,261 from $13,928 in the year ended December 31, 2000 to $4,667 in the year ended December 31, 2001; and (v) a decrease in general and administrative expenses of $13,157 from $48,665 in year end 2000 to $35,528 in year end 2002. The decrease in general and administrative expenses from 2000 to 2001 was caused by a decrease in consulting expenses from less utilization of consultants and supplies offset by an increase in insurance premiums. Since sales decreased while operating expenses remained fairly constant, the Company's net loss increased from ($1,245) in the year ended December 31, 2000 to ($43,407) in the year ended December 31, 2001. The number of pay telephones in service during the years ended December 31, 2000 and December 31, 2001 were approximately 150 telephones throughout these periods.


Nine Months ended September 30, 2001 vs. Nine Months ended September 30, 2002


Sales decreased in volume with prices staying the same from $112,914 in the nine months ended September 30, 2001 to $69,021 in the nine months ended September 30, 2002 or 39% due in the opinion of management to an increase of usage of cellular telephones as widely reported in the media ^ and increased carrier charges ^. However, the Company was able to reduce operating expenses from $121,825 in the period ended September 30, 2001 to $64,486 in the period ended September 30, 2002, a decrease of $57,339 or 47%. Due to a reduction in salaries of $34,250, equipment leases which expired in March 2002 of $13,669, professional fees of $2,442 and general and administrative expenses of $6,658. As a result of the foregoing, the Company's net income for the 2002 period was $4,535 as compared to a net loss of ($8,911) in the 2001 period. The number of pay telephones in service during the 9 month periods ended September 30, 2001 and September 30, 2002 were approximately 150 telephones throughout these periods.


Liquidity and Capital Resources


On September 30, 2002 the Company had cash on hand approximately $11,864. It was the opinion of Management that these funds would not be sufficient to enable the Company to affect this registration under the Exchange Act and file periodic reports until such time as it is able to generate revenues cash flow from its operations. In fact, as of December 31, 2002 these funds had been fully expended. Current funds having been expended and with managements' assumption that the Company may not generate sufficient revenues from operations, the Company will (a) be dependent upon management to fund operations and/or (b) be dependent upon some form of debt or equity financing, if available, and if available, under terms deemed reasonable to management The management of the Company has orally committed to fund the Company on an "as needed" basis for a period of one (1) year, with up to $50,000 in order to fund operations for such 12 month period. Management has also verbally committed to further fund up to an

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additional $50,000 if its' original estimate for funds needed during such 12 month period proves to be understated. The funding referred to is not subject to any limitations other than the dollar amounts indicated.. The Company's auditors have included a "going concern" opinion in their report on the Company's financial statements. See "Risk Factor 17 Independent Auditors' "Going Concern Opinion" for a discussion of the significance of this qualification.


ITEM III.         DESCRIPTION OF PROPERTY


The Company currently leases 350 square feet of office space pursuant to a month to month lease from a related party at a nominal cost. The Company believes that its offices are sufficient for its current and short term anticipated needs and that similar space is available in the general vicinity of its offices for similar prices should the need arise.


ITEM IV. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


The following table sets forth as of September 30, 2002, as adjusted for the reincorporation merger into the Delaware corporation effected in November 2002, information with respect to the beneficial ownership of the Company's outstanding Common Stock by (i) each director and executive officer of the Company, (ii) all directors and executive officers of the Company as a group, and (iii) each shareholder who was known by the Company to be the beneficial owner of more than 5% of the Company's outstanding Common Stock. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.




     Name and Address of            Number of Shares
      Beneficial Owner 1           Beneficially Owned 1     Percentage of Class
     -------------------           --------------------     -------------------
      Maureen Rogers                     240,000                     9.60%

      Stephen D. Rogers                        0                         0

      Edwin Osias                            100                         *

      Boulder Hill, Inc.                 240,000 3                   9.60%

      Karen Glenn                        240,000                     9.60%

      Suzanne Keating                      5,000                         *

      All officers and directors as      245,000                     9.80%
      a group (4persons)

* Represents less than 1% of the 2,500,000 outstanding shares of common stock.


1 The address for each person is c/o Magic Communications, Inc., 5 West Main Street, Elmsford, New York 10523.
2 Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of the Common Stock beneficially owned by them. A person is deemed to be the beneficial owner of securities which may be acquired by such person within 60 days from the date indicated above upon the exercise of options, warrants or convertible securities. Each beneficial owner's percentage ownership is determined by assuming that options, warrants or convertible securities that are held by such person (but not those held by any other person) and which are exercisable within 60 days of the date indicated above, have been exercised.

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 3       Boulder Hill, Inc. is a New York Corporation formed in March 1998 and its sole shareholder is Georgia Rogers.


Management has no plans to issue any additional securities to management, promoters or their affiliates or associates and will do so only if such issuance is in the best interests of shareholders of the Company and complies with all applicable federal and state securities rules and regulations.

ITEM V.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The directors and executive officers currently serving the Company are as follows:


     Name                 Age     Position Held and Tenure
   --------------------  -----    ----------------------------------------
   Stephen D. Rogers      53      President and a Director since inception

   Maureen Rogers         47      Vice President, and a Director since inception

   Edwin Osias            56      Director


   Suzanne Keating        32      Secretary



The directors named above will serve until the first annual meeting of the Company's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between the directors and officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

Biographical Information


STEPHEN D. ROGERS, President, has been in the communications business since 1997 along with his wife Maureen. He has installed and maintained hundreds of Public Pay Phones and public access equipment including Internet kiosks in hotels, hospitals, truck stops and multiple other locations. Prior to working in the communication field, Mr. Rogers was a principal and founder in Magic Restaurants, and its subsidiaries from September 1985 until December 1994, which owned and operated over 30 restaurants throughout the Northeast. He graduated from Queens College in 1971with a Bachelors degree in Psychology and Education and is currently living in Westchester with his wife and 3 children.

MAUREEN ROGERS, Vice President and Secretary (the latter until late November
2002) has been in the communications business since January 1997 along with her husband Stephen. In addition to the communications field, Mrs. Rogers is the principal and founder of Just Desserts, a small baking business which she continues to own and operate since 1992. She was born and raised in England and is currently living in Westchester, New York with her husband and 3 children.


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EDWIN OSIAS, Director, is a former U.S. Naval Officer who worked from 1981 through 1985 with Chemical Bank as an officer, then from 1985 through 1998 as the National Sales Manager for Tungsram and then from 1989 through 1994 as the Executive Vice President for Sternberger Warehousing Trucking in Long Island City, New York. He is currently the President and owner of Osias Sales Inc. since 1994, a company which designs and produces custom ties and scarves for the museum industry. He currently is married and resides in Long Island, New York.


SUZANNE KEATING, became Secretary of the Company in late November 2002, having previously been employed by the Company since 1999 in administrative and clerical capacities. Prior thereto and from 1994 until 1999, she was employed by Magic Restaurant, Inc., holding positions from Accounts Payable Manager to Office Manager until the firm filed for bankruptcy. From 1992 until 1994 Ms. Keating was employed by Universal Hotels, a hotel management company. Ms. Keating graduated in 1992 from The Westchester Business Institute in White Plains, New York with an Associates Degree in Accounting and Business Administration.


Indemnification of Officers and Directors

Article Ninth of the Company's Certificate of Incorporation provides for indemnification of the Company's officers and directors to the fullest extent permitted under the General Corporation Law of the State of Delaware ("DGCL").

         SECTION 145 of the DGCL, as amended, applies to the Company and the relevant portion of the DGCL provides as follows:

                  145. Indemnification of Officers, Directors, Employees and Agents; Insurance.

                           (a) A corporation may indemnify any person who was or
                  is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

                           (b) A corporation may indemnify any person who was or
                  is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

                           (c) To the extent that a director, officer, employee
                  or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

                           (d) Any indemnification under subsections (a) and (b)
                  of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

                           (e) Expenses (including attorneys' fees) incurred by
                  an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

                           (f) The indemnification and advancement of expenses
                  provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

                           (g) A corporation shall have power to purchase and
                  maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

                           (h) For purposes of this section, references to "the
                  corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officer and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

                           (i) For purpose of this section, references to "other
                  enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

                           (j) The indemnification and advancement of expenses
                  provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

ITEM VI. EXECUTIVE COMPENSATION

There are no written agreements or oral understandings as relates to executive compensation. To date, there has not been any executive compensation paid or accrued.

ITEM VII.         CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The New York predecessor to the Company was formed in January 1997 and sold 10 shares to its founder Maureen Rogers for $1,000. In connection with the reincorporation merger into the Company, these shares were changed into 2,500,000 shares par value, $.0001 per share. Maureen Rogers then gifted all but 240,000 of her 2,500,000 shares to 109 persons or entities.

The Company has a 2 year consulting agreement with Magic Consulting Group, Inc., a company owned by Barbara Bennett, the adult niece of the Company's President which provides consulting services. This is an oral agreement and no payments have been made to date, however, the Company has accrued a payable of $52,306 for services performed. Magic Consulting was hired to assist and consult in finding locations for communications equipment including public payphones and public Internet terminals (kiosks). It assisted in designing a marketing package as well as setting up appointments with various hotels in the New York metropolitan area. The Company's President disclaims any beneficial interest in this Agreement.


ITEM VIII.        DESCRIPTION OF SECURITIES

General

The authorized capital stock of the Company currently consists of 50,000,000 shares of Common Stock, par value $.0001 per share, of which 2,500,000 were issued and outstanding on the date of this filing, and 1,000,000 shares of preferred stock, par value $.0001 per share, none of which were issued, outstanding or designated as of the date of this filing.

Common Stock

Holders of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors. Holders of Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors if they chose to do so, and in such event, the holders of the remaining shares will not be able to elect any persons to the Board of Directors. The holders of Common Stock have no preemptive or other subscription or conversion rights with respect to any stock issued by the Company, The Common Stock is not subject to redemption, and the holders thereof are not liable for further calls or assessments. Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore and to share pro-rata in any distributions to the holders of Common Stock.

Transfer Agent


 Continental Stock Transfer and Trust Company, 17 Battery Place, New York, New York 10004.

Reports to Stockholders

The Company plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. Additionally, the Company may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934 for so long as it is subject to those requirements.

Preferred Stock

The Preferred Stock is issuable with those rights, preferences, privileges and the number of shares constituting each series to be fixed by our Board of Directors without further action by the holders of common stock or Preferred Stock. The Board of Directors could, without stockholder approval, issue Preferred Stock with voting and conversion rights, which could dilute the voting power of the holders of the Common Stock. The issuance of shares of Preferred Stock by the Board of Directors could be utilized, under certain circumstances, as a method of preventing a takeover of the Company. As of the date hereof, the Board of Directors has not designated any series of Preferred Stock and has no current plans to do so.

Stock Option Plan

Pursuant to the November 24, 2002 board of directors approval and subsequent stockholder approval, the Company adopted its 2002 Non-Statutory Stock Option Plan (the "Plan") whereby it reserved for issuance up to 1,500,000 shares of its common stock. The Company intends to file a Registration Statement on Form S-8 so as to register those 1,500,000 shares of common stock underlying the aforesaid options.


Management had issued 1,000,000 of the aforesaid options to certain current members of its management team as well as other persons whom it considered to be important to its current and proposed business activities. The individuals to whom options were granted (Stephen D. Rogers, 250,00; Maureen Rogers, 500,000; and Gary B. Wolff, 250,000) each thereafter agreed on December 13, 2002 with the Company to void these options as if never issued and without receipt by any of the option holders of any form of consideration.


As aforesaid, the board of directors, on November 24, 2002, adopted the Company's 2002 Non-Statutory Stock Option Plan ("Plan") so as to provide a critical long-term incentive for employees, non-employee directors, consultants, attorneys and advisors of the Company and its subsidiaries, if any. The board of directors believes that the Company's policy of granting stock options to such persons will continue to provide it with a critical advantage in attracting and retaining qualified candidates. In addition, the Plan is intended to provide the Company with maximum flexibility to compensate plan participants. It is expected that such flexibility will be an integral part of the Company's policy to encourage employees, non-employee directors, consultants, attorneys and advisors to focus on the long-term growth of stockholder value. The board of directors believes that important advantages to the Company are gained by an option program such as the 2002 Plan which includes incentives for motivating employees of the Company, while at the same time promoting a closer identity of interest between employees, non-employee directors, consultants, attorneys and advisors on the one hand, and the stockholders on the other.

The principal terms of the Plan are summarized below, however it is not intended to be a complete description thereof and such summary is qualified in its entirety by the actual text of the Plan.

Summary Description of the Company's 2002 Non-Statutory Stock Option Plan

The purpose of the Non-Statutory Stock Option Plan ("Plan") is to provide directors, officers and employees of, consultants, attorneys and advisors to the Company and its subsidiaries, if any, with additional incentives by increasing their ownership interest in the Company. Directors, officers and other employees of the Company and its subsidiaries are eligible to participate in the Plan. Options in the form of Non-Statutory Stock Options ("NSO") may also be granted to directors who are not employed by the Company and consultants, attorneys and advisors to the Company providing valuable services to the Company and its subsidiaries. In addition, individuals who have agreed to become an employee of, director of or an attorney, consultant or advisor to the Company and/or its subsidiaries are eligible for option grants, conditional in each case on actual employment, directorship or attorney, advisor and/or consultant status. The Plan provides for the issuance of NSO's only, which are not intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code, as amended.

The board of directors of the Company or a Compensation Committee (once established) will administer the Stock Option Plan with the discretion generally to determine the terms of any option grant, including the number of option shares, exercise price, term, vesting schedule and the post-termination exercise period. Notwithstanding this discretion (i) the term of any option may not exceed 10 years and (ii) an option will terminate as follows: (a) if such termination is on account of termination of employment for any reason other than death, without cause, such options shall terminate one year thereafter; (b) if such termination is on account of death, such options shall terminate 15 months thereafter; and (c) if such termination is for cause (as determined by the board of directors and/or Compensation Committee), such options shall terminate immediately. Unless otherwise determined by the board of directors or Compensation Committee, the exercise price per share of common stock subject to an option shall be equal to no less than 10 % of the fair market value of the common stock on the date such option is granted. No NSO shall be assignable or otherwise transferable except by will or the laws of descent and distribution or except as permitted in accordance with SEC Release No.33-7646 as effective April 7, 1999.

The Stock Option Plan may be amended, altered, suspended, discontinued or terminated by the board of directors without further stockholder approval, unless such approval is required by law or regulation or under the rules of the stock exchange or automated quotation system on which the common stock is then listed or quoted. Thus, stockholder approval will not necessarily be required for amendments which might increase the cost of the Stock Option Plan or broaden eligibility except that no amendment or alteration to the Plan shall be made without the approval of stockholders which would (a) decrease the NSO price (except as provided in paragraph 9 of the Plan) or change the classes of persons eligible to participate in the Plan or (b) extend the NSO period or (c) materially increase the benefits accruing to Plan participants or (d) materially modify Plan participation eligibility requirements or (e) extend the expiration date of the Plan. Unless otherwise indicated the Stock Option Plan will remain in effect until terminated by the board of directors.

                                     PART II

ITEM I. MARKET PRICE AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

No public trading market exists for the Company's securities and all of its outstanding securities are restricted securities as defined in Rule 144. There were 110 holders of record of the Company's common stock on September 30, 2002, as adjusted for the merger with the New York Corporation in November 2002. No dividends have been paid to date and the Company's Board of Directors does not anticipate paying dividends in the foreseeable future.

The Company plans to request or encourage a broker-dealer to act as a market maker for the Company's securities. There are to date no understandings, agreements or discussions in place with any such broker-dealer. Management believes that establishing a trading market for the common stock would be in the best interest of the Company's stockholders as it might facilitate capital raising activities.

         (a) MARKET PRICE. The Company's Common Stock is not quoted at the present time.

Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has recently made changes in the criteria for initial listing on the NASDAQ Small Cap market and for continued listing. For initial listing, a company must have net tangible assets of $4 million, market capitalization of $50 million or net income of $750,000 in the most recently completed fiscal year or in two of the last three fiscal years. For initial listing, the common stock must also have a minimum bid price of $4 per share. In order to continue to be included on NASDAQ, a company must maintain $1,000,000 in net tangible assets and a $1,000,000 market value of its publicly-traded securities. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share. No assurance is given that the Company's common stock will ever be listed on NASDAQ Small Cap or that any such listing, if achieved, can be maintained. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the non-NASDAQ over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

         (b)      HOLDERS.  There are 110 holders of the Company's Common Stock.

Certificates evidencing the Common Stock issued by the Company to these persons have all been stamped with a restrictive legend, and are subject to stop transfer orders by the Company. For additional information concerning restrictions that are imposed upon the securities held by current stockholders, and the responsibilities of such stockholders to comply with federal securities laws in the disposition of such Common Stock.

The Company has taken the following action to ensure that a public re-distribution of the Shares does not take place:

                  i. a "restrictive" legend has been and will be placed on each stock certificate issued to the present shareholders of the Company and their permitted transferees;

                  ii. "stop transfer" order instructions have or will be placed with respect to each such certificate;

                  iii. all shareholders have or will be placed on notice that their securities will need to be sold in compliance with Rule 144 of the Act, and may not be transferred otherwise;

                  iv. disclosure has been set forth throughout this Form 10SB describing the above restrictions.

Redistribution - Rule 144

Rule 144 of the Securities Act lists criteria under which restricted securities and securities held by affiliates or control persons may be resold without registration. The rule prevents the creation of public markets in securities when the issuers have not made adequate current information available to the public. Preliminary Note to Securities Act Rule 144. The requirements of Rule 144(b) through (i) include provisions that:

         1. current public information be available regarding the issuer of the securities;

         2. at least one year elapse between the time the securities are acquired from an issuer or affiliate and the date the securities are resold under the rule;

         3. the amount of securities able to be sold is limited, depending on whether the sale is by an affiliate or not;

         4. the securities be sold in brokers' transactions or with a market maker;

         5. Commission Form 144 be filed depending on the size of the transaction; and

         6. the person filing the form has a bona fide intention to sell the securities within a reasonable time following the filing of the form.

For non affiliated seller under Rule 144 there are exceptions to certain of the requirements listed above for shares held for over two years.

         (c)      DIVIDENDS.        The Company has not paid any dividends to
date, and has no plans to do so in the immediate future. Earnings, if any, will be retained to fund the capital needs of the Company's planned business expansion.

ITEM II. LEGAL PROCEEDINGS

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

ITEM III.         CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Not applicable.

ITEM IV. RECENT SALES OF UNREGISTERED SECURITIES


During January, 1997, the New York corporation which was merged with and into the Company in November 2002, issued 10 shares to its founder, Maureen Rogers at $100 per share for an aggregate consideration of $1,000. The transaction was exempt pursuant to Section 4(2) of the Act as a transaction not involving any public offering. Upon the merger of the New York Corporation with and into the Company, these shares converted by operation of law as provided in the Agreement and Plan of Merger into 2,500,000 shares. Ms. Rogers then made gifts of 2,260,000 to the Company's other 109 shareholders relying upon exemption indicated below. The class of persons who received gifted securities were all family, friends and acquaintances of the Company's founder.

See also Part I, Item VIII with respect to the Company's 2002 Stock Option Plan filed as an Exhibit hereto and pursuant to which certain options had been issued but were immediately cancelled pursuant to mutual agreement. These options were issued as follows:

                           Name                            No. of Options

                           Stephen D. Rogers                  250,000
                           Maureen Rogers                     500,000
                           Gary B. Wolff                      250,000

Each of these options (originally issued on November 24, 2002) prior to being voided, were exercisable at $.01 per share. No consideration was paid for such options and none of these options were ever exercised nor was any consideration paid to the option holders who agreed to cancellation.

As aforesaid, Maureen Rogers gifted an aggregate of 2,260,000 shares to 109 donees, each of whom made certain representations as to their intention to hold their shares for investment. Each certificate for such shares has or will bear an appropriate legend evidencing the restricted nature of the certificate. The transaction was exempt pursuant to Section 4(2) of the Act as a transaction not involving any public offering.


ITEM V.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Article Ninth of the Company's Certificate of Incorporation provides for indemnification of the Company's officers and directors to the fullest extent permitted under the General Corporation Law of the State of Delaware ("DGCL").

                  SECTION 145 of the DGCL, as amended, applies to the Company and the relevant portion of the DGCL provides as follows:

                  145. Indemnification of Officers, Directors, Employees and Agents; Insurance.

                           (a) A corporation may indemnify any person who was or
                  is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

                           (b) A corporation may indemnify any person who was or
                  is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

                           (c) To the extent that a director, officer, employee
                  or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

                           (d) Any indemnification under subsections (a) and (b)
                  of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

                           (e) Expenses (including attorneys' fees) incurred by
                  an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

                           (f) The indemnification and advancement of expenses
                  provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

                           (g) A corporation shall have power to purchase and
                  maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

                           (h) For purposes of this section, references to "the
                  corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officer and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

                           (i) For purpose of this section, references to "other
                  enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

                           (j) The indemnification and advancement of expenses
                  provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

                        MAGIC COMMUNICATIONS GROUP, INC.

                              FINANCIAL STATEMENTS

                          SEPTEMBER 30, 2002 AND 2001
                                  (UNAUDITED)



                                      INDEX
                                                               Page Number
                                                             --------------
FINANCIAL STATEMENTS:

       Balance Sheet                                             F - 2

       Statements of Operations                                  F - 3

       Statements of Cash Flows                                  F - 4

       Notes to Financial Statements                             F - 5

                        MAGIC COMMUNICATIONS GROUP, INC.

                                  BALANCE SHEET

                               SEPTEMBER 30, 2002
                               ------------------
                                   (Unaudited)

                                     ASSETS



CASH                                                        $            11,864
                                                              ------------------
 TOTAL CURRENT ASSETS                                                    11,864


EQUIPMENT, net                                                           81,703

SECURITY DEPOSITS                                                        15,400
                                                              ------------------
                                                            $           108,967
                                                              ==================


                      LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:
     Accounts payable                                       $            21,585
     Due to related parties                                              63,623
                                                              ------------------
      TOTAL CURRENT LIABILITIES                                          85,208


STOCKHOLDER'S EQUITY:
     Common stock, $.0001 par value;
      authorized 50,000,000 shares;
      issued and outstanding 2,500,000 shares                               250
     Preferred stock, $.0001 par value;
      authorized 1,000,000 shares;                                         -
      issued and outstanding -0- shares
     Additional paid-in capital                                             750
     Retained earnings                                                   22,759
                                                              ------------------
          TOTAL STOCKHOLDER'S EQUITY                                     23,759
                                                              ------------------
                                                            $           108,967
                                                              ==================





     The accompanying note is an integral part of the financial statements.

                        MAGIC COMMUNICATIONS GROUP, INC.

                            STATEMENTS OF OPERATIONS


                                   For the Nine Months Ended September 30,
                                   ---------------------------------------
                                        2002                  2001
                                    ------------          -----------
                                     (Unaudited)          (Unaudited)


SALES                                $  69,021            $  112,914


OPERATING EXPENSES:
 Depreciation                           12,639                12,959
 Salaries                               13,800                48,050
 Equipment lease                        11,697                25,366
 Professional fees                       2,225                 4,667
 General and administrative             24,125                30,783
                                      --------             ---------
                                        64,486               121,825
                                      --------             ---------
NET INCOME (LOSS)                    $   4,535            $   (8,911)
                                      ========             =========

BASIC AND DILUTED NET LOSS
 PER SHARE                           $   0.00             $    (0.00)
                                      =======              =========

WEIGHTED AVERAGE COMMON
 SHARES OUTSTANDING

 Basic and Diluted                   2,500,000            2,500,000
                                     =========            =========




     The accompanying note is an integral part of the financial statements.

                        MAGIC COMMUNICATIONS GROUP, INC.

                            STATEMENTS OF CASH FLOWS


                                   For the Nine Months Ended September 30,
                                   ---------------------------------------
                                        2002                  2001
                                    ------------          -----------
                                     (Unaudited)          (Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:

 Net income (loss)                   $   4,535            $   (8,911)
                                      --------             ---------
 Adjustments to reconcile net
  income (loss) to net cash
  provided by operating activities:

  Depreciation                          12,959                12,639

 Changes in assets and liabilities:
  Other assets                            -                      157
  Accounts payable                         171                (1,502)
                                      --------             ---------
   TOTAL ADJUSTMENTS                    13,130                11,294
                                      --------             ---------

NET CASH PROVIDED BY OPERATING
 ACTIVITIES                            17,665                  2,383
                                      --------             ---------

CASH FLOWS FROM INVESTING ACTIVITIES:

 Capital expenditures                    -                    (9,547)
                                      --------             ---------

NET CASH USED IN INVESTING
 ACTIVITIES                              -                    (9,547)
                                      --------             ---------

CASH FLOWS FROM FINANCING ACTIVITIES:

 Proceeds from (payments to)
  related parties                      (5,800)                 6,600
                                      --------             ---------

NET CASH PROVIDED BY FINANCING
 ACTIVITIES                            (5,800)                 6,600
                                      --------             ---------

NET INCREASE (DECREASE) IN CASH        11,865                   (564)

CASH, BEGINNING OF PERIOD                -                       564
                                      --------             ---------

CASH, END OF PERIOD                  $ 11,865             $     -
                                      ========             =========





     The accompanying note is an integral part of the financial statements.

                         MAGIC COMMUNICATIONS GROUP, INC

                         NOTES TO FINANCIAL STATEMENTS

             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
             -----------------------------------------------------
                                  (Unaudited)


1.   BASIS OF PRESENTATION

          The accompanying financial statements reflect all adjustments which, in the opinion of management, are necessary for a fair presentation of the financial position and the results of operations for the interim periods presented. Certain financial information which is normally included in financial statements prepared in accordance with generally accepted accounting principles, but which is not required for interim reporting purposes has been condensed or omitted.

                        MAGIC COMMUNICATIONS GROUP, INC.

                              FINANCIAL STATEMENTS



                                      INDEX
                                                                  Page Number
                                                             -------------------
INDEPENDENT AUDITORS' REPORT                                         F - 1

FINANCIAL STATEMENTS:

       Balance Sheet                                                 F - 2

       Statements of Operations                                      F - 3

       Statements of Stockholders' Equity                            F - 4

       Statements of Cash Flows                                      F - 5

       Notes to Financial Statements                             F - 6 to F - 9

                          INDEPENDENT AUDITORS' REPORT

Stockholder
Magic Communications Group, Inc.

         We have audited the accompanying balance sheet of Magic Communications Group, Inc. as of December 31, 2001 and the related statements of operations, stockholder's equity and cash flows for the years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, the financial position of Magic Communications Group, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the years ended December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.



         The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred losses and has a working capital deficiency as more fully described in
Note 2. These issues raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                            /s/ Sherb & Co., LLP
                                                ----------------
                                                Sherb & Co., LLP
                                                Certified Public Accountants

New York, New York June 5, 2002,
except for Note 6 as to which the
date is November 24, 2002

                        MAGIC COMMUNICATIONS GROUP, INC.

                                  BALANCE SHEET

                                DECEMBER 31, 2001

                                     ASSETS



EQUIPMENT, net                                              $            73,705

SECURITY DEPOSITS                                                        15,400


DUE FROM OFFICER                                                          3,000
                                                              ------------------
                                                            $            92,105
                                                              ==================



                      LIABILITIES AND STOCKHOLDER'S DEFICIT

CURRENT LIABILITIES:
     Accounts payable                                       $            21,414
     Due to related parties                                              72,423
                                                              ------------------
          TOTAL CURRENT LIABILITIES                                      93,837


STOCKHOLDER'S DEFICIT:
     Common stock, $.0001 par value;
      authorized 50,000,000 shares;
      issued and outstanding 2,500,000 shares                               250
     Preferred stock, $.0001 par value;
      authorized 1,000,000 shares;
      issued and outstanding -0- shares                                    -
     Additional paid-in capital                                             750
     Accumulated deficit                                                 (2,732)
                                                              ------------------
          TOTAL STOCKHOLDER'S DEFICIT                                    (1,732)
                                                              ------------------
                                                            $            92,105
                                                              ==================





    The accompanying notes are an integral part of the financial statements.

                        MAGIC COMMUNICATIONS GROUP, INC.

                            STATEMENTS OF OPERATIONS


                                    For the Years Ended December 31,
                                   ----------------------------------
                                        2001                  2000
                                    ------------          -----------
                                     (Unaudited)          (Unaudited)


SALES                                $ 122,787            $ 162,820


OPERATING EXPENSES:
 Depreciation                           33,596               28,075
 Salaries                               58,450               43,821
 Equipment lease                        33,973               29,606
 Professional fees                       4,667               10,693
 General and administrative             35,508               51,900
                                      --------             --------
          TOTAL OPERATING EXPENSES     166,194              164,095
                                      --------             --------
NET LOSS                             $ (43,407)           $  (1,275)
                                      ========             ========

BASIC AND DILUTED NET LOSS PER SHARE $   (0.02)           $   (0.00)
                                      ========             ========

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING

 Basic and Diluted                   2,500,000            2,500,000
                                     =========            =========



    The accompanying notes are an integral part of the financial statements.

                        MAGIC COMMUNICATIONS GROUP, INC.

             STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY (DEFICIT)


                                         Common Stock          Additional                          Total
                                    ------------------------    Paid-In         Retained        Stockholder's
                                      Shares       Amount       Capital      Earnings(Deficit) Equity (Deficit)
                                    -----------   ----------  -------------  ---------------   ----------------
 Balance, January 1, 2000            2,500,000  $       250            750  $        41,950  $       42,950

 Net loss                                    -            -              -           (1,275)         (1,275)
                                    -----------   ----------  -------------  ---------------   --------------

 Balance, December 31, 2000          2,500,000          250            750           40,675          41,675

 Net loss                                    -            -              -          (43,407)        (43,407)
                                    -----------   ----------  -------------  ---------------   --------------

 Balance, December 31, 2001          2,500,000  $       250            750  $        (2,732) $       (1,732)
                                    ===========   ==========  =============  ===============   ==============


    The accompanying notes are an integral part of the financial statements.

                      MAGIC COMMUNICATIONS GROUP, INC.

                          STATEMENTS OF CASH FLOWS


                                    For the Years Ended December 31,
                                   ----------------------------------
                                        2001                  2000
                                    ------------          -----------
                                     (Unaudited)          (Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:

 Net loss                            $  (43,407)          $   (1,275)
                                      ---------            ---------

Adjustments to reconcile net loss to
 net cash (used in) provided by
 operating activities:

 Depreciation                            33,596               28,075


Changes in assets and liabilities:

 Accounts payable                       (11,300)               3,646
                                      ---------            ---------
              TOTAL ADJUSTMENTS          22,296               31,721
                                      ---------            ---------

NET CASH (USED IN) PROVIDED BY
 OPERATING ACTIVITIES                   (21,112)              30,445
                                      ---------            ---------

CASH FLOWS FROM INVESTING ACTIVITIES:

 Return of security deposits             15,563                 -
 Capital expenditures                    (9,615)             (45,601)
                                      ---------            ---------

NET CASH PROVIDED BY (USED IN)
 INVESTING ACTIVITIES                     5,948              (45,601)
                                      ---------            ---------

CASH FLOWS FROM FINANCING ACTIVITIES:

 Proceeds from related parties           14,600                8,900
                                      ---------            ---------

NET CASH PROVIDED BY FINANCING
 ACTIVITIES                              14,600                8,900
                                      ---------            ---------

NET DECREASE IN CASH                       (564)              (6,256)

CASH, BEGINNING OF YEAR                     564                6,820
                                      ---------            ---------

CASH, END OF YEAR                    $     -              $      564
                                      =========            =========



    The accompanying notes are an integral part of the financial statements.

                        MAGIC COMMUNICATIONS GROUP, INC.

                          NOTES TO FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

1.       DESCRIPTION OF BUSINESS:
         ------------------------

                  Magic Communications Group, Inc. ("Magic" or the "Company") elected to file as an S Corporation in New York on January 16, 1997. The Company was originally formed for the purpose of offering Internet kiosks where the public could access the Internet for a fee. The Company did not develop that business and the financial statements do not include any amounts related to it. The Company's operations consist primarily of owning and operating pay phones in New York, New Jersey and Pennsylvania. This business commenced on February of 1997.




2.       GOING CONCERN
         -------------

         The accompanying financial statements have been prepared on a going-concern basis, which presumes that the Company will be able to continue to meet its obligations and realize its assets in the normal course of business.

         As shown in the accompanying financial statements, the Company has a history of losses with an accumulated deficit of $2,732 at December 31, 2001 and, as of that date, a working capital deficiency of $93,837. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to ultimately attain profitable operations, generate sufficient cash flow to meet its obligations, and obtain additional financing as may be required.



3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
         -------------------------------------------

         A. Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reporting amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

         B. Cash - The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.


         C. Revenue recognition - The Company realizes net revenues through the difference between what is in the coin box when it is emptied and what it must pay to the property owner, Verizon and long distance and local service providers as well as payments from others for toll free calls.

         D. Equipment - Equipment is recorded at cost. Expenditures for major additions and betterment's are capitalized. Maintenance and repairs are charged to operations as incurred. Depreciation of equipment is computed by the straight-line method over the assets estimated useful lives of ten years. Upon sale or retirement of plant and equipment, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.


         E. Security deposit - The Company makes a deposit in the amount of $300 to Verizon for each pay telephone installed. The purpose of these deposits is to secure amounts owed to Verizon by the Company for monthly phone charges as describe in Note
                  5. This amount is returned to the Company after three years if it is current with all it payments.


         F. Fair value of financial instruments - The carrying amounts reported in the balance sheet for cash, accounts payable, and due to related parties approximate fair value based on the short-term maturity of these instruments.


         G.       Income  taxes - The  Company  follows  Statement  of
                  Financial Accounting Standards No. 109 - Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Since the termination of the Company's S Corporation status in November 2002 there are no material differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the two months ended December 31, 2002.


         H. Stock based compensation - Financial Accounting Statement No. 123, Accounting for Stock Based Compensation, encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

I. New Accounting Pronouncements - In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the non-amortization provisions of the Statement are not expected to have a material effect on the Company's financial position or operations.

                  In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets," which supercedes Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and certain provisions of APB Opinion No. 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS 144 requires that long-lived assets to be disposed of by sale, including discontinued operations, be measured at the lower of carrying amount or fair value, less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS 144 also broadens the reporting requirements of discontinued operations to include all components of an entity that have operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. The provisions of SFAS 144 are effective for fiscal years beginning after December 15, 2001. Management believes that the implementation of this standard will have no impact on the Company's results of operations and financial position.

4.       EQUIPMENT:
         ---------

         Equipment consists of the following at December 31, 2001:

Payphones                                   $            172,790

Less: accumulated depreciation                           (99,085)
                                                -----------------
                                            $             73,705
                                                =================

5.       COMMITMENTS:
         -----------

         The Company rents office space from a related party on a month - to - month basis at a nominal cost.


         The Company has entered into third party agreements with Verizon, Qwest and property or store owners of payphone locations. Verizon services the local telephone calls made on the payphones owned and operated by the Company. The Company pays Verizon $0.042 per minute for each call. Qwest services the long-distance phone calls made on the payphones owned and operated by the Company. The Company pays Qwest between $0.03 to $0.04 per minute on each long-distance call. The Company pays Verizon and Qwest on a monthly basis. There is no expiration date on the agreement with Verizon and the Qwest agreement renews annually. The property or store owners allow the Company to place its phones on their locations for a percentage of the money in the coin box of the payphone.



6.       DUE TO RELATED PARTIES:
         -----------------------

         At December 31, 2001, the Company has a payable to Magic Consulting of $52,306 for consulting services performed. The Company also has payables to various related parties in the amount of $20,117 and a receivable from an officer in the amount $3,000. These transactions are unsecured and non-interest bearing and have no specified payment terms.

7.       SUBSEQUENT EVENTS
         -----------------


         In November 2002 the Company was merged into a Delaware corporation which was created for the purpose of reincorporating the Company accounted for as a reorganization of entities under common control. In connection with the reincorporation merger the original shares of the Company were changed into 2,500,000 shares, par value $.0001 per share. All but 240,000 shares were gifted to 109 persons or entities. Shares issued to an employee and a director of the Company will be treated as compensation. The authorized capital stock of the Company consists of 50,000,000 shares of common stock, par value $.0001 per share, of which 2,500,000 were issued an outstanding as of the date of this filing, and 1,000,000 shares of preferred stock, par value $.0001 per share, none of which were issued, outstanding or designated as of the date of this filing.


         On November 24, 2002, the board of directors and subsequent shareholders approved the Company's 2002 Non-Statutory Stock Option Plan (the "Plan") whereby it is reserved for issuance up to 1,500,000 shares of its common stock. Management has issued 1,000,000 of the aforesaid options to certain members of its management team as well as other persons whom it considers to be important to its current and proposed business activities. All options are exercisable at $.01 per share for a period of ten years from the date of issuance.

                                    PART III

ITEM I.  INDEX TO EXHIBITS

(b) Exhibits


*3(a)             Articles of Incorporation

*3(b)             Bylaws

*3(c) Certificate of Merger between the Company and Magic Communications Group, Inc., a New York Corporation

***3(d) Agreement and Plan of Merger between the Company and Magic Communications Group, Inc., a New York Corporation

*4(a)             Specimen Stock Certificate

*10(a)            2002 Non-Statutory Stock Option Plan

**10 (b)          Contract between Magic Communications, Inc. and Qwest


**10 (c)          Contract between Magic Communications, Inc. and PPON


*21               Subsidiaries of the Company - None




ITEM 2. DESCRIPTION OF EXHIBITS

     See Item I above.

*        Filed with initial filing

**       Filed with Amendment No. 1


***      Filed with Amendment No. 3

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Magic Communications, Inc.

/s/      Stephen Rogers

By:  ________________________________
     Stephen Rogers, President


Date: June 19, 2003